UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On October 14, 2018, Marshall A. Heinberg was appointed as a Class II director to the board of directors of Galmed Pharmaceuticals Ltd. (the “Company”) to serve as a member of the board of directors until the close of the annual general meeting of the shareholders to be held in 2019 and when his successor has been duly elected.

Mr. Heinberg has extensive experience relevant to the Company and insight into the global capital markets, and has worked with several life science and technology companies. Mr. Heinberg serves as a Senior Advisor to Burford Capital and is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including the Company since 2013. Since April 2017, Mr. Heinberg has served on the board of directors of Ecology and Environment (NasdaqGM: EEI) and is currently Executive Chairman of the Board of Directors. Since January 2010, Mr. Heinberg has served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Mr. Heinberg has also served as a director of National Financial Partners Corp., a business that provided advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada until the company was acquired by Madison Dearborn in July 2013. Mr. Heinberg was also a non-executive director of Image Entertainment, Inc., a leading independent licensee and distributor of entertainment programming in North America, until the Company was acquired in October 2012. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and August 20, 2018 (Registration No. 333-227441) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 26, 2018 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: October 16, 2018	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer